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                                                                     Exhibit 6.4

                             OPUS CAPITAL, L.L.P.
                              1113 Spruce Street
                              Boulder, CO  80302

                               February 12, 1997

Mr. George Brostoff
President
Symplex Communications Corp
5 Research Drive
Ann Arbor, MI  48104

Dear Mr. Brostoff:

The purpose of this letter is to confirm the terms and conditions of the engagement of Opus Capital, L.L.P. ("Opus") by Symplex Communications ("Symplex"). This letter summarizes various prior communications with you regarding the funding and operation of the company (dated 11/8/96 and 12/11/96). Opus will provide operational, financial and strategic advisory services, subject to regulatory approval and securities laws, in connection with a proposed private placement in the United States, followed by a public offering in Canada. In connection with this engagement, the parties agree as follows:

     1. Opus has been and will continue to provide consulting services to Symplex and the Board of Directors of Symplex in connection with preparing the company for a private placement not to exceed US$2,275,050. Opus consulting services will include recommendation on executive staffing, composition of the Board of Directors, an updated operating plan and an updated executive summary. In addition, until a permanent President/CEO and a permanent CFO have been appointed, Opus will provide Opus affiliated executives to fill these positions. Opus will assist the company in closing the private placement per the attached terms as soon as possible.

     2. Opus Capital Fund, LLC has advanced the company a bridge loan in the amount of $300,000. Opus agrees to arrange for additional bridge financing as may be required to meet the short terms capital requirements of Symplex through March 7, 1997 or the date, if earlier, when Opus give written notice to the Company that it no longer intends to complete the private placement. Simultaneously with the closing of the private placement, the Convertible Subordinated Debenture evidencing the $300,000 bridge loan will be amended to provide for a conversion rate of $.55 per share, and the warrant that has been issued in connection with the $300,000 bridge loan will be amended to specific an exercise price of $.55 per share. Any additional bridge loan financing will be evidenced by a Convertible Subordinated Debenture substantially the same as the Convertible Subordinated Debenture given as evidence of the $300,000 bridge loan, with conversion being at the
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          rate of $.55 per share. A new bridge loan will also entitle the lender to receive a warrant to purchase one share of Symplex stock for each $2.00 of the loan amount, the exercise price to be $.55 per share.

     3. The prior common stock at the price of the planned private placement. The exercise price of the existing warrants shall be reduced to the private placement price (expected to be $.55 per share) and any additional bridge loans shall all require equivalent warrants. All stock, warrants and options outstanding as of the date of the submission of the prospectus for the Canadian IPO will have the same rights, restrictions or exclusions (other than restrictions or exclusions which may be imposed by the rules of the Exchange upon which the stock is to be listed).

     4. Opus has introduced the company to several Canadian underwriters, with the objective of raising between $3 and $5 million in Canadian public offering to continue funding the implementation of the Symplex business plan. Assuming continued progress on Symplex meeting its business objectives as well as a reasonably receptive IPO market, such an underwriting could be completed by the July 1997 time frame.

     5. If required subsequent to the Canadian IPO, Opus will provide analytical coverage via further research reports as well as organizing investor meetings and financial presentations to broaden the investor base of Symplex.

     6. In consideration of Opus' services to Symplex as described above and subject to compliance with appropriate securities laws and regulations, Symplex shall:

          a. Pay Opus its out of pocket expenses during the term of this engagement. These expenses will include reasonably living, housing and travel expenses for the Opus affiliated executives identified above.

          b. Pay Opus a fee of $800 per day for Symplex related services provided by the affiliated executives on site as well as off site. All fees and expenses will be paid within ten days after receipt of monthly invoices.

          c. Immediately grant Opus a fully vested two year, transferable option to acquire 350,000 shares of Symplex at $.55 share.

          d. Immediately grant Opus a two year, transferable option to acquire 350,000 shares at $.55 per share, to be fully vested upon completion of a private placement raising at least $1.75 million.

          e. Immediately grant Opus a two year, transferable option to purchase 350,000 shares at the price of the planned IPO, to be fully vested upon completion of an IPO, raising at least $3 million.
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          f.   Agree that shares purchased pursuant to the options in section
               c., d., and e. above as well as shares underlying the warrants attached to the bridge loans provided by Opus Capital Fund shall have customary demand and piggyback registration rights, to be defined in a separate document. If Opus or its assignees elect to exercise any options prior to the Canadian IPO, Symplex will permit such purchase to be funded through delivery of a promissory note, bearing interest at the applicable Federal rate and due and payable in full within two years from the date of grant of the option.

          g. Agree that the Opus affiliated executives have the right to acquire shares or exercise options reserved for the respective positions, i.e., President/CEO and CFO. The options are in addition to any Symplex options which Opus affiliates executives may receive from Opus.

     7. Symplex shall make available to Opus all information concerning the assets, operations and financial condition of Symplex which Opus reasonably requests in connection with its financial advisory services. Symplex acknowledges and agrees that Opus will rely on the accuracy and completeness of such information without independent verification. Symplex will not willfully provide false information to Opus and, during the term of this engagement, will promptly correct any information that Symplex determines to be incorrect. Opus agrees to keep confidential all nonpublic information provided by or on behalf of Symplex except as required by Symplex or as contemplated by this engagement letter. Opus also agrees to be bound by the terms of any confidentiality obligation owed to third parties known to it relating to information provided by Symplex and Opus agrees to be responsible for the compliance of its employees, officer, directors, affiliated executives and agents with all such confidentiality obligations.

     8. Symplex agrees to indemnify and hold harmless Opus and its officers, directors, employees, associates, affiliated executives and agents to the fullest extent permitted by law, from and against any and all losses, claims, expenses (including reasonable fee and expenses of counsel), damages, liabilities, joint or several, actions, proceedings or investigations (formal or informal) or threats thereof, to which Opus or any such person incurs or becomes subject under federal or state statute, regulation, common law or otherwise, arising out of, in connection with, or based upon any action or omission of Symplex or upon information provided by Symplex that Opus reasonably relied upon, whether or not resulting in any such liability. Symplex will also reimburse Opus and any such person as and when incurred for any reasonable legal or other expenses incurred by Opus or such other person in connection with investigating or defending against any such loss, claim, damage, liability, action, proceeding, investigation or threat thereof or in providing evidence, producing documents, or taking any other action in respect thereto (whether or not Opus or such other person is a defendant in, or target of, such action, proceeding or investigation); provided, however, that Opus shall first give notice to Symplex of any such proposed expenses to be incurred and Symplex shall have the right to take such
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          action in indemnifying and defending Opus as Symplex shall reasonably determine to be required. Symplex will not settle any claim, action, proceeding or investigation in respect of which indemnification is sought without the prior written consent of Opus, which shall not be unreasonably withheld.

     9. Opus agrees to indemnify and hold harmless Symplex and its officers, directors, employees, associates, affiliated executives and agents to the fullest extent permitted by law, from and against any and all losses, claims, expenses (including reasonable fee and expenses of counsel), damages, liabilities, joint or several, actions, proceedings or investigations (formal or informal) or threats thereof, to which Symplex or any such person incurs or becomes subject under federal or state statute, regulation, common law or otherwise, arising out of, in connection with, or based upon any action or omission of Opus or any inaccurate or misleading information regarding Symplex provided by Opus to third parties, whether or not resulting in any such liability. Opus will also reimburse Symplex and any such person as and when incurred for any reasonable legal or other expenses incurred by Symplex or such other person in connection with investigating or defending against any such loss, claim, damage, liability, action, proceeding, investigation or threat thereof or in providing evidence, producing documents, or taking any other action in respect thereto (whether or not Symplex or such other person is a defendant in, or target of, such action, proceeding or investigation); provided, however, that Symplex shall first give notice to Opus of any such proposed expenses to be incurred and Symplex shall have the right to take such action in indemnifying and defending Opus as Symplex shall reasonably determine to be required. Opus will not settle any claim, action, proceeding or investigation in respect of which indemnification is sought without the prior written consent of Symplex, which shall not be unreasonably withheld.

     10. The Board may continue to solicit proposals for the sale of all or a substantial portion of the assets of Symplex, or a merger of Symplex until such time as the private placement has been completed, provided however, that Opus Capital will have the right to approve any proposal for a sale or merger of the Company, which right will expire upon the earlier of the completion of the private placement or March 7, 1997. The Board will hold in strictest confidence all matters related to the potential sale or merger of the Company and make reasonable efforts to ensure that these activities are not communicated to any employees of the Company, or to any shareholders of the Company, unless, and until, shareholder approval of such transaction is required.

     11. George Brostoff will be engaged as a paid consultant to the company in accordance with a separate agreement.

     12.  The views, advice and opinions of Opus which are provided to you or the Symplex Board of Directors with respect to this engagement will not be referred to, summarized, circulated, publicized, reproduced or provided to any party, except with the prior written consent of Opus, or as required by law.
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     13.  This agreement may not be amended or modified except in writing by all the parties hereto and shall be governed by and construed in accordance with the laws of the State of Colorado. Any dispute arising under this engagement shall be resolved by binding arbitration in Boulder, Colorado under the Commercial Arbitration Rules of the American Arbitration Association, and the prevailing party shall be entitled to an award for its reasonable attorneys' fees and costs incurred, in addition to any other damages.

     14. This letter contains the entire agreement between the parties with respect to the engagement described herein, and supersedes all prior agreements, written or oral, with respect thereto, including the November 8, 1996 letter agreement between the parties. The benefits of this agreement shall inure to the respective successors and assigns of the parties hereto and of the indemnified parties and to the heirs and personal representatives of those of the indemnified persons who are natural persons, and the obligations and liabilities assumed in this agreement by the parties shall be binding upon their respective successors and assigns.

On behalf of Symplex, please confirm that this letter is in accordance with our understanding as to the terms of this engagement by signing and returning the duplicate of this letter enclosed herewith.

                                    Sincerely yours,
                                    OPUS CAPITAL, LLP

                                    /s/ K. Dieter Heidrich

                                    K. Dieter Heidrich
                                    Managing Director

Accepted and agreed to as per the terms set forth above, this 12th day of February 1997,

                                    Symplex Communications Corporation


                                    By: /s/ George Brostoff
                                       -----------------------------------------
                                        George Brostoff
                                        Chairman

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